EXHIBIT 3.3

Second Amended and Restated Limited Partnership Agreement of Commodity Advisors Fund L.P.

This Second Amended and Restated Limited Partnership Agreement (this “Agreement”), dated and effective as of May 1, 2011, is by and among Ceres Managed Futures LLC (formerly, Citigroup Managed Futures LLC) (the “General Partner”) and those other parties who shall execute this Agreement, whether in counterpart or by attorney-in-fact, as limited partners. (Such other parties who are limited partners are hereinafter collectively referred to as the “Limited Partners.” The General Partner and the Limited Partners may be collectively referred to herein as “Partners.”) This Agreement amends and restates the Amended and Restated Limited Partnership Agreement dated as of June 30, 2009 (the “Amended and Restated Limited Partnership Agreement”) by and among the General Partner and the other limited partners party thereto.

W I T N E S S E T H :

WHEREAS, on January 30, 2006, Commodity Advisors Fund L.P. (formerly, Energy Advisors Portfolio L.P. and Citigroup Energy Advisors L.P.) (the “Partnership”) was formed for the purpose of trading in commodity interests, as described in Paragraph 3 hereof, pursuant to the Partnership’s Limited Partnership Agreement, dated as of January 30, 2006 (the “Initial Agreement” and together with the Amended and Restated Limited Partnership Agreement, the “Prior Agreement”), by and among the General Partner, an initial limited partner (the “Initial Limited Partner “) and the other limited partners party thereto; and

WHEREAS, this Agreement has been amended previously, among other things, to remove the requirement that a Limited Partner must hold Units of Limited Partnership Interest (as defined below) for six (6) full months before such Units may be withdrawn; and

WHEREAS, the General Partner has deemed it advisable to amend the Prior Agreement to, among other things, (i) change the name of the Partnership to Commodity Advisors Fund L.P.; (ii) change the Partnership’s business and purpose; (iii) offer multiple Classes (as defined below) of Units of Limited Partnership Interest; (iv) reflect the payment of a monthly management fee to the General Partner equal to 1.0% per year of the month-end adjusted net assets of each Class of the Partnership’s Units; and (v) discontinue the monthly administrative and annual incentive fee payable to the General Partner; and

WHEREAS, the directors of the General Partner unanimously consented in writing to the adoption of resolutions to effect such amendment; and

WHEREAS, the Limited Partners have been informed of the changes and will be given the opportunity to redeem their Units of Limited Partnership Interest before such changes are made effective; and

NOW, THEREFORE, in consideration of the mutual premises and agreements herein made and intending to be legally bound hereby, the parties hereto agree to amend and restate the Prior Agreement in its entirety as follows:

1.	Formation and Name.

The parties formed a limited partnership under the Delaware Revised Uniform Limited Partnership Act (the “Partnership Act”). The name of the limited partnership is Commodity Advisors Fund L.P. The General Partner has executed and filed a Certificate of Limited Partnership in accordance with the provisions of the Partnership Act, has executed and filed an Application for Authority to do business in the State of New York in accordance with the New York Revised Limited Partnership Act, and shall execute, file, record and publish, as appropriate, such amendments, restatements and other documents as are or become necessary or advisable, as determined by the General Partner.

2.	Principal Office and Registered Agent.

The principal office of the Partnership shall be 522 5th Avenue, 14th Floor, New York, New York 10036, or such other place as the General Partner may designate from time to time. The Partnership’s registered agent in the State of Delaware is The Corporation Trust Company and the address of the Partnership’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street in the City of Wilmington, County of New Castle. The General Partner may change such agent for service of process or such address from time to time in the manner provided by applicable law; provided that the Partnership shall continuously maintain in Delaware an agent for service of process on the Partnership if required by the Partnership Act.

3.	Business.

(a) The Partnership’s business and purpose is to trade, buy, sell or otherwise acquire, hold or dispose of interests, directly or indirectly, in commodities of all descriptions (including futures contracts, commodity options, forward contracts and any other rights or interests pertaining thereto, including swaps and interests in commodity pools). The objective of the Partnership business is appreciation of its assets through speculative trading.

(b) The Partnership shall not:

(1) engage in the pyramiding of its positions by using unrealized profits on existing positions as margin for the purchase or sale of additional positions in the same or related commodities;

(2) utilize borrowings except short-term borrowings if the Partnership takes delivery of cash commodities; or

(3) permit the churning of its account.

(c) The Partnership shall make no loans. Assets of the Partnership will not be commingled with assets of any other entity. Deposit of assets with a commodity broker or dealer as margin shall not constitute commingling.

4.	Term, Dissolution and Fiscal Year.

(a) Term. The term of the Partnership commenced on the date the Certificate of Limited Partnership was filed in the office of the Secretary of State, State of Delaware, and shall end as soon as practicable upon the first to occur of the following: (1) receipt by the General Partner of an election to dissolve the Partnership at a specified time by Limited Partners owning more than 50% of all Classes of Units (as defined below) of Limited Partnership Interest (“Units”) then outstanding, notice of which is sent by registered mail to the General Partner not less than ninety (90) days prior to the effective date of such dissolution; (2) assignment by the General Partner of all of its interest in the Partnership, withdrawal, removal, bankruptcy or any other event that causes the General Partner to cease to be a general partner under the Partnership Act (unless the Partnership is continued pursuant to Paragraph 17); or (3) any event which shall make it unlawful for the existence of the Partnership to be continued. In addition, the General Partner may, in its sole discretion, cause the Partnership to dissolve if the aggregate Net Assets of the Partnership decline to less than $1,000,000.

(b) Dissolution. Upon dissolution of the Partnership, each of the following shall be accomplished in an orderly and businesslike manner so as not to involve undue sacrifice:

(1) the General Partner, or if no General Partner is remaining, then the representative(s) appointed by Limited Partners owning more than 50% of all Classes of Units then outstanding shall cause to be prepared a statement setting forth the assets and liabilities of the Partnership as of the date of dissolution, and such statement shall be furnished to all of the Partners;

(2) net profit or net loss for the month in which dissolution occurs shall be allocated, and the Partners’ capital accounts shall be credited or charged, in accordance with the provisions of this Agreement;

(3) any General Partner having a negative balance in such General Partner’s capital account shall contribute such amount as will render the balance in such capital account equal to zero; and

(4) the assets of the Partnership shall be distributed first to creditors, including any Partners who may be creditors, to the extent otherwise permitted by law, in satisfaction of liabilities of the Partnership (whether by payment or the making of reasonable provision for payment thereof) other than liabilities for which reasonable provision for payment has been made and liabilities for distributions to Partners and former Partners; second to Partners and former Partners in satisfaction of liabilities for distributions; and third to Partners first for the return of their contributions and second respecting their Partnership interests, in the proportions in which the Partners share in distributions. Following distributions of the assets of the Partnership, a Certificate of Cancellation for the Partnership shall be filed as required by the Partnership Act.

(c) Fiscal Year. The fiscal year of the Partnership will commence on January 1 and end on December 31 each year (“fiscal year”). Each fiscal year of the Partnership is divided into four fiscal quarters commencing on the first day of January, April, July and October (each a “fiscal quarter”).

5.	Net Worth of General Partner.

The General Partner shall not be obligated to maintain a Net Worth in excess of such amount, if any, as may be required to ensure that the Partnership will continue to be treated as a partnership for federal income tax purposes. For the purposes of this Paragraph 5, Net Worth shall be based upon current fair market value of the assets of the General Partner.

6.	Capital Contributions and Units of Partnership Interest.

The General Partner may, but shall not be obligated to, contribute capital to the Partnership unless required to ensure that the Partnership will continue to be treated as a partnership for federal income tax purposes. The General Partner’s contribution shall be evidenced by Class A or Class D “Units of General Partnership Interest.”

Interests in the Partnership, other than those of the General Partner, shall be evidenced by Class A, Class D or Class Z Units of Limited Partnership Interest (Class A Units, Class D Units and Class Z Units, respectively, collectively the “Units”) which the General Partner on behalf of the Partnership shall, in accordance with the Private Placement Offering Memorandum and Disclosure Document (the “Memorandum”) referred to in Paragraph 11, sell to persons desiring to become Limited Partners who satisfy the investment and minimum capital contribution requirements specific to each class of Units.

Except as otherwise provided herein, the Class of Units that a Limited Partner receives shall generally depend upon the amount invested in the Partnership and the status of such Limited Partner. Nevertheless, the General Partner, in its sole discretion, may determine to offer Class A or Class D Units to a Limited Partner, regardless of investment amount. Generally, and subject to the discretion of the General Partner, Limited Partners investing less than $5,000,000 in the Partnership shall receive Class A Units, while Limited Partners investing $5,000,000 or more in the Partnership shall receive Class D Units (the “Class D Account Minimum”). Units of General Partnership Interest shall be subject to the brokerage fees, if any, payable by Class A units. For any Unit (or partial unit rounded to four decimal places) of Limited Partnership Interest purchased, a Limited Partner shall contribute to the capital of the Partnership an amount equal to the Net Asset Value of such Unit of Limited Partnership Interest (or partial unit, as the case may be) as of the close of business on the day preceding the effective date of such purchase, and shall pay in addition the selling commission, if any, which must be paid with respect to such purchase. The aggregate of all contributions shall be available to the Partnership to carry on its business, and no interest shall be paid on any such contribution. All subscriptions for Units made pursuant to this private placement of the Units (the “Private Placement”) must be on the form provided in the Memorandum. All subscribers who have been accepted by the General Partner shall be deemed admitted as Limited Partners at the time they are reflected as such in the books and records of the Partnership.

Units purchased by certain employees of Morgan Stanley Smith Barney or its affiliates (and their family members) shall be designated as Class Z Units. The General Partner may also offer Class Z Units to certain of the Limited Partners receiving advisory services from a Morgan Stanley Smith Barney financial advisor or private wealth advisor (each a “Consulting Client’). In the event that the General Partner offers Class Z Units to Consulting Clients, such Consulting Clients shall be bound by the terms of the consulting agreement they signed with their Morgan Stanley Smith Barney financial advisor or private wealth advisor (each such agreement, a “Consulting Agreement”), including the payment of a consulting fee as set forth in the Consulting Agreement. Holders of Class Z Units shall not be subject to an ongoing selling agent fee.

In the event, however, that a Consulting Client’s Consulting Agreement is terminated and the Consulting Client remains a Limited Partner, the Class Z Units shall, beginning on the first day of the month immediately following the month of termination of the Consulting Agreement, (i) convert to the appropriate Class of Units based on the aggregate capital contributions made by such Limited Partner in the Partnership, adjusted for additional subscriptions, redemptions and exchanges, and (ii) become subject to the applicable ongoing selling agent fee as described in the Memorandum. For the avoidance of any doubt, Class Z Units are subject to withdrawal restrictions set forth in this Agreement and the Memorandum.

The General Partner may, without the consent of the Limited Partners, offer additional Classes of Units (together with Class A Units, Class D Units and Class Z Units, the “Classes”).

7.	Allocation of Profits and Losses.

(a) Capital Accounts. A capital account shall be established for each Partner. The initial balance of each Partner’s capital account shall be the amount of each Partner’s initial capital contribution to the Partnership. A Partner’s capital account shall be increased by the amount of any additional capital contributions to the Partnership by such Partner, and shall be further adjusted as provided in Paragraph 7(b).

(b) Allocations. As of the close of business on the last day of each month during each fiscal year of the Partnership, and on such other dates as the General Partner in its discretion shall determine, the following determinations and allocations shall be made:

(1) The Net Asset Value per Class (as defined in Paragraph 7(d)(1)) and the Net Assets of the Partnership (as defined in Paragraph 7(d)(2)) before any management, selling agent and incentive fees payable by the Partnership as of such date shall be determined.

(2) Monthly management fees, if any, payable by the Partnership to the Advisors as of such date shall then be charged against the Net Asset Value per Class for each outstanding Class

(3) Monthly management fees, if any, payable by the Partnership to the General Partner as of such date shall then be charged against the Net Asset Value per Class for each outstanding Class.

(4) Ongoing selling agent fees, if any, payable by the Partnership as of such date shall then be charged against the Net Asset Value per Class for each outstanding Class.

(5) Incentive fees, if any, shall then be charged against the Net Asset Value per Class for each outstanding Class.

(6) Any increase or decrease in the Net Asset Value per Class as of the end of the month (after the adjustments in subparagraphs (2)-(5) above) shall then be credited or charged to the capital accounts of each Partner holding such Class of Units in the ratio that the balance of each account bears to the balance of all accounts of Partners holding such Class of Units.

(7) Any amount paid to a Limited Partner on redemption of Units, and any amount paid to the General Partner on redemption of Units of General Partnership Interest, shall be charged to that Partner’s capital account.

(c) Allocations for Tax Purposes. The Partnership’s realized capital gain or loss and ordinary income or loss shall be allocated among the Partners in the ratio that each Partner’s capital account bears to all Partners’ capital accounts. Any Partner whose Units were acquired, redeemed or converted during any fiscal year will be allocated his proportionate share of the capital gain or loss and ordinary income or loss realized by the Partnership during the period that such Units were owned by such Partner, based on the ratio that the capital accounts allocable to such acquired, redeemed or converted Units of Limited or General Partnership Interest bear to the capital accounts allocable to all Partners’ Units for such period. Any Partner who transfers or assigns Units during any fiscal year shall be allocated his proportionate share of the capital gain or loss and ordinary income or loss realized by the Partnership through the end of the month in which notice of such transfer or assignment is given to the General Partner in accordance with Paragraph 10(b) hereof, and the transferee or assignee of such Units shall be allocated his proportionate share of the capital gain or loss and ordinary income or loss realized by the Partnership commencing with the month next succeeding the month in which notice of transfer or assignment is given. The method of allocating gains and losses for tax purposes may be changed by the General Partner upon receipt of advice from counsel to the Partnership that such change is required by applicable law or regulation.

(d) Definitions.

(1) Net Assets per Class. Net Assets per Class shall mean the total assets attributable to each Class, as determined by the General Partner, including all cash, Treasury bills, accrued interest and the market value of all open commodity positions maintained by the Partnership for such Class, less all liabilities attributable to each Class, as determined by the General Partner, including brokerage charges accrued and other liabilities, determined in accordance with generally accepted accounting principles under the accrual basis of accounting. The value of a commodity futures or option contract is the unrealized gain or loss on the contract that is determined by marking it to the current settlement price for a like contract acquired on the valuation date. Physical commodities, options, forward contracts, futures contracts and swaps, when no market quote is available, will be valued at their fair market value as determined in good faith by the General Partner. U.S. Treasury securities and other interest bearing obligations will be valued at cost plus accrued interest. Interests in other commodity pools will be valued at their net asset value as determined by the pool operator, or, if the General Partner has not received such determination or believes that fairness so requires, at fair value determined by the General Partner. Net Assets per Class equals Net Asset Value per Class.

(2) Net Assets of the Partnership. The Net Assets of the Partnership equals the sum of Net Assets per Class of all outstanding Classes.

(3) Net Asset Value per Unit. The Net Asset Value per Unit of each Unit of Limited Partnership Interest and each Unit of General Partnership Interest for each Class shall be determined by dividing the Net Asset Value per Class by the aggregate number of Units and General Partnership Interest outstanding in such Class.

(e) Expenses and Limitation Thereof. The Partnership shall be obligated to pay all liabilities incurred by it, including, without limitation, all expenses incurred in connection with its trading activities, and any management and incentive fees. The General Partner shall bear all other operating expenses except legal, accounting, filing, data processing and reporting fees and extraordinary expenses. Appropriate reserves may be created, accrued and charged against Net Assets of the Partnership for contingent liabilities, if any, as of the date any such contingent liability becomes known to the General Partner.

(f) Limited Liability of Limited Partners.

(1) Each Unit of Limited Partnership Interest, when purchased by a Limited Partner, subject to the qualifications set forth below, shall be fully paid and non-assessable.

(2) A Limited Partner shall have no liability in excess of his obligation to make contributions to the capital of the Partnership and his share of the Partnership’s assets and undistributed profits, subject to the qualifications provided in the Partnership Act. In order to meet a particular debt or obligation, a Limited Partner or former Limited Partner shall, in the discretion of the General Partner, be required to make additional contributions or payments up to, but in no event in excess of, the aggregate amount of returns of capital and other amounts actually received by the Limited Partner from the Partnership during or after the fiscal year to which such debt or obligation is attributable.

(g) Return of Limited Partner’s Capital Contribution. Except to the extent that a Limited Partner shall have the right to withdraw capital through redemption of Units, no Limited Partner shall have any right to demand the return of his capital contribution or any profits added thereto, except upon dissolution and termination of the Partnership. In no event shall a Limited Partner be entitled to demand and receive property other than cash.

8.	Management of the Partnership.

The General Partner, to the exclusion of all Limited Partners, shall conduct, control and manage the business of the Partnership, including, without limitation, the investment of the funds of the Partnership. The General Partner may, but is not obliged to, delegate its rights, duties and powers hereunder, including but not limited to (i) the power to select advisors and allocate assets among them; and (ii) the duty to make trading decisions for the Partnership. Except as provided herein, no Partner shall be entitled to any salary, draw or other compensation from the Partnership. Each Limited Partner hereby undertakes to advise the General Partner of such additional information as may be deemed by the General Partner to be required or appropriate to open and maintain an account or accounts with commodity brokerage firms for the purpose of trading in commodity futures contracts. The Partnership shall pay the General Partner a monthly management fee equal to 1.0% per year of month-end adjusted Net Assets per Class for each outstanding Class. Such fee may be increased or decreased at any time at the discretion of the General Partner.

For purposes of calculating the General Partner’s management fee, adjusted Net Assets per Class are “Net Assets per Class” increased by the current month’s incentive fee accrual, management fee, general partner management fee, selling agent fee and any redemptions or distributions as of the end of such month.

Subject to Paragraph 5 hereof, the General Partner may engage in other business activities and shall not be required to refrain from any other activity nor disgorge any profits from any such activity, whether as general partner of additional partnerships for investment in commodity futures contracts or otherwise. The General Partner may engage and compensate on behalf of the Partnership from funds of the Partnership, such persons, firms or corporations, including any affiliated person or entity, as the General Partner in its sole judgment shall deem advisable for the conduct and operation of the business of the Partnership.

No person dealing with the General Partner shall be required to determine its authority to make any undertaking on behalf of the Partnership, nor to determine any fact or circumstance bearing upon the existence of its authority.

The General Partner shall monitor the trading and performance of any advisor for the Partnership and shall not permit the “churning” of the Partnership’s account. The General Partner has been authorized to enter into the Customer Agreement with Citigroup Global Markets Inc. (“CGM”), as described in the Memorandum and to cause the Partnership to pay CGM the transaction fees described therein and to negotiate customer agreements with other brokers or futures commission merchants in the future on those or other terms. The General Partner may take such other actions as it deems necessary or desirable to manage the business of the Partnership, including, but not limited to, the following: opening bank accounts with state or national banks; paying, or authorizing the payment of expenses of the Partnership, such as administrative and/or advisory fees, legal and accounting fees, printing and reporting fees, and registration and other fees of governmental agencies; and investing or directing the investment of funds of the Partnership not being utilized as margin deposits.

The General Partner shall maintain a list of the names and addresses of, and interests owned by, all Partners, a copy of which shall be furnished to Limited Partners upon request by mail and upon payment of the cost of reproduction and mailing for a purpose reasonably related to such Limited Partner’s interest as a limited partner in the Partnership, and such other books and records relating to the business of the Partnership as it deems necessary or advisable at the principal office of the Partnership. The General Partner shall retain such records for a period of not less than six (6) years. The Limited Partners, shall be given reasonable access to the books and records of the Partnership for a purpose reasonably related to such Limited Partner’s interest as a limited partner in the Partnership.

Each Limited Partner has the right, on reasonable request and subject to such reasonable standards as the General Partner may from time to time establish (including standards for determining whether the purpose for such request is reasonably related to the Limited Partner’s interest as a limited partner in the Partnership), to obtain from the General Partner for purposes reasonably related to the Limited Partner’s interest as a limited partner in the Partnership, the information regarding the status of the business and financial condition of the Partnership (generally consisting of the Partnership’s financial statements) and such other information regarding the affairs of the Partnership as is just and reasonable in light of the purpose related to the Limited Partner’s interest as a limited partner in the Partnership for which such information is sought. The General Partner may, however, keep confidential from any Limited Partner any information the disclosure of which the General Partner in good faith believes could be harmful to the business of the Partnership or is otherwise not in the best interests of the Partnership, or that the Partnership is required by law or agreement with a third party to keep confidential. Despite anything to the contrary in this Agreement, Limited Partners will not be entitled to inspect or receive copies of the following:

(1) internal memoranda of any General Partner, whether relating to Partnership matters or any other matters;

(2) correspondence and memoranda of advice from attorneys or accountants for the Partnership or the General Partner; or

(3) trade secrets of the Partnership or the General Partner, investor information, financial statements of Limited Partners or similar materials, documents and correspondence.

Except as provided herein and in the Memorandum, the Partnership shall not enter into any contract with any of its affiliates which has a term of more than one year. Except as provided herein and in the Memorandum: (a) no person may receive, directly or indirectly, any advisory fee for investment advice or management who shares or participates in commodity brokerage commissions or fees from transactions for the Partnership; (b) no broker may pay, directly or indirectly, rebates or give ups to any advisor; and (c) such prohibitions shall not be circumvented by any reciprocal business arrangements. On loans made available to the Partnership by the General Partner or any of its affiliates, the lender may not receive interest in excess of its interest costs, nor may the lender receive interest in excess of the amounts which would be charged the Partnership (without reference to the lender’s financial abilities or guarantees) by unrelated banks on comparable loans for the same purpose and the lender shall not receive points or other financing charges or fees regardless of the amounts.

9.	Audits and Reports to Limited Partners.

The Partnership’s books and records shall be audited annually by independent accountants. The Partnership will cause each Partner to receive (a) within ninety (90) days after the close of each fiscal year, audited financial statements, including a balance sheet and statements of income and partners’ equity for the fiscal year then ended, and (b) within seventy-five (75) days after the close of each fiscal year such tax information as is necessary for him to complete his federal income tax return. In addition, within 30 days of the end of each month the Partnership will provide each Limited Partner with unaudited reports showing Net Assets of the Partnership, Net Asset Value per Class and Net Asset Value per Unit of Limited Partnership Interest for each Class as of the end of such month, as well as information relating to the fees and other expenses incurred by the Partnership during such month. Both annual and monthly reports shall include such additional information as the Commodity Futures Trading Commission may require under the Commodity Exchange Act to be given to participants in commodity pools such as the Partnership. The General Partner shall calculate the Net Asset Value per Unit of Limited and General Partnership Interest for each Class daily and shall make such information available upon the request of a Limited Partner for a purpose reasonably related to such Limited Partner’s interest as a Limited Partner in the Partnership.

In addition, if any of the following events occur, notice of such event shall be mailed to each Limited Partner within seven business days of the occurrence of the event: (1) any change in trading advisor(s) allocated more than 10% of the Fund’s assets; (2) any change in the General Partner; (3) any change in commodity broker(s); or (4) any material change in the Partnership’s trading policies or in an advisor’s trading strategies.

10.	Transfer, Redemption and Conversion of Units.

(a) Initial Limited Partner. The Initial Agreement allowed the Initial Limited Partner to redeem his Unit of Limited Partnership Interest for $1,000 and withdraw from the Partnership.

(b) Transfer. Each Limited Partner expressly agrees that he will not assign, transfer or dispose of, by gift or otherwise, any of his Units of Limited Partnership Interest or any part or all of his right, title and interest in the capital or profits of the Partnership without giving written notice of the assignment, transfer or disposition to the General Partner, and that no assignment, transfer or disposition shall be effective against the Partnership or the General Partner until the first day of the month next succeeding the month in which the General Partner receives the written notice described below. Any assignment, transfer or disposition by an assignee of Units of Limited Partnership Interest of his interest in the capital or profits of the Partnership shall not be effective against the Partnership or the General Partner until the first day of the month next succeeding the month in which the General Partner receives the written notice described below.

If the General Partner receives an opinion of counsel to the effect that a transfer should be prohibited in order to protect the Partnership from being treated as a publicly traded partnership, such transfer shall be prohibited. Upon advice of counsel, the General Partner shall eliminate or modify any restrictions on substitutions or assignment at such time as the restriction is no longer necessary. If an assignment, transfer or disposition occurs by reason of the death or by termination of a Limited Partner or assignee, such written notice may be given by the duly authorized representative of the estate of the Limited Partner or assignee and shall be supported by such proof of legal authority and valid assignment as may reasonably be requested by the General Partner. The written notice required by this paragraph shall specify the name and residence address of the assignee and the date of the assignment, shall include a statement by the assignee that he agrees to give the above-described written notice to the General Partner upon any subsequent assignment, and shall be signed by the assignor and assignee. The General Partner may, in its sole discretion, waive receipt of the above-described notice or waive any defect therein. Any such assignee shall become a substituted Limited Partner only upon the consent of the General Partner (which consent may only be withheld for the purpose of preserving the Partnership’s tax status or to avoid adverse legal consequences to the Partnership), upon the execution of a Power of Attorney by such assignee appointing the General Partner as his attorney-in-fact in the form contained in

Paragraph 13 hereof. The estate or any beneficiary of a deceased Limited Partner or assignee shall have no right to withdraw any capital or profits from the Partnership except by redemption of Units of Limited Partnership Interest. Upon the death of a Limited Partner, his estate shall have any rights of inventory, accounting, appraisal or examination of Partnership records as are granted by law. A substituted Limited Partner shall have all the rights and powers and shall be subject to all the restrictions and liabilities of a Limited Partner of the Partnership. A substituted Limited Partner is also liable for the obligations of his assignor to make contributions to the Partnership, but shall not be liable for the obligations of his assignor under the Partnership Act to return distributions received by the assignor; provided, however, that a substituted Limited Partner shall not be obligated for liabilities unknown to him at the time he became a substituted Limited Partner and which could not be ascertained from this Agreement. Each Limited Partner agrees that with the consent of the General Partner any assignee may become a substituted Limited Partner without the further act or approval of any Limited Partner. If the General Partner withholds consent, an assignee shall not become a substituted Limited Partner and shall not have any of the rights of a Limited Partner except that the assignee shall be entitled to receive that share of capital or profits and shall have that right of redemption to which his assignor would otherwise have been entitled. An assigning Limited Partner shall remain liable to the Partnership as provided in the Partnership Act, regardless of whether his assignee becomes a substituted Limited Partner. The transfer of Units of Limited Partnership Interest shall be subject to all applicable securities laws. The transferor or assignor shall bear the cost related to such transfer or assignment. Certificates representing Units of Limited Partnership Interest may bear appropriate legends to the foregoing effect. Except for transfers by gift, inheritance, intrafamily transfers, family dissolutions and transfers to affiliates, no transfer may be made that results in either the transferor or the transferee holding fewer than three Units.

(c) Redemption. A Limited Partner (or any assignee thereof) may withdraw all or part of his capital contribution and undistributed profits, if any, from the Partnership in multiples of the Net Asset Value per Unit of a Class of Unit (such withdrawal being herein referred to as “redemption”) as of the last day of a month (the “Redemption Date”) after a request for redemption has been made to the General Partner; provided that all liabilities, contingent or otherwise, of the Partnership, except any liability to Partners on account of their capital contributions, have been paid or there remains property of the Partnership sufficient to pay them. If a Limited Partner redeems less than its entire capital contribution and, after the redemption, the amount of such Limited Partner’s aggregate capital contributions is less than the Class D Account Minimum, any Class D Units held by such Limited Partner shall be converted to Class A Units as described in Section 10(d) below, subject to the discretion of the General Partner. As used herein, “request for redemption” shall mean a written request in a form specified by the General Partner and delivered to the Limited Partner’s Morgan Stanley Smith Barney financial advisor or private wealth advisor at such person’s Morgan Stanley Smith Barney branch office in time for it to be forwarded and received by the General Partner, no later than 3:00 p.m. New York City time, on the third to last business day of the month, or such other notice period as the General Partner shall determine. The General Partner, in its discretion, may waive the three (3) business day notice requirement. Upon redemption, a Limited Partner (or any assignee thereof) shall receive, per Unit redeemed, an amount equal to the Net Asset Value per Unit of Limited Partnership Interest for such Class as of the Redemption Date, less any amount owing by such Partner (and his assignee, if any) to the Partnership. If redemption is requested by an assignee, all amounts owed by the Partner to whom such Unit was sold by the Partnership as well as all amounts owed by all assignees of such Unit shall be deducted from the Net Asset Value per Unit for such Class upon redemption by any assignee. Payment will be made within ten (10) business days after the Redemption Date. The General Partner may temporarily suspend redemptions if necessary in order to liquidate commodity positions in an orderly manner, and may, in its discretion, in a particular case, permit redemptions before the end of any applicable holding period, partial redemptions, or at times other than month-end. Limited Partners who have submitted redemption requests will be notified in writing within ten (10) business days after the requested Redemption Date if the redemption request will not be honored.

The General Partner may, at its sole discretion and upon notice to the Limited Partners, declare a special Redemption Date on which date Limited Partners may redeem their Units at Net Asset Value per Unit of such Class, provided that the Limited Partners submit requests for redemption in a form acceptable to the General Partner.

The General Partner may require that any Limited Partner redeem his Units, in whole or in part, on five (5) days’ notice to the Limited Partner if, in the sole discretion of the General Partner, it is in the best interests of the Partnership to require such redemption.

(d) Conversion. As of the close of business on the last day of each month during each fiscal year and subject to the discretion of the General Partner:

(1) Class A Units will be converted to an economically equivalent amount of Class D Units when the amount of a Limited Partner’s aggregate capital contributions is equal to or greater than the Class D Account Minimum.

(2) Class D Units will be converted to an economically equivalent amount of Class A Units when the amount of a Limited Partner’s aggregate capital contributions is less than the Class D Account Minimum.

Each such conversion of Units shall be converted at the Net Asset Value per Unit of Class A and Class D Units as of the last day of each month and is subject to the terms and restrictions described herein and in the Memorandum.

11.	Private Placement of Units of Limited Partnership Interest.

The General Partner on behalf of the Partnership shall (i) cause to be filed a Private Placement Offering Memorandum and Disclosure Document, and such amendments thereto as the General Partner deems advisable, with the United States Commodity Futures Trading Commission and/or the National Futures Association for private placement of the Units; and (ii) qualify the Units for sale under the securities laws of such States of the United States as the General Partner shall deem advisable. The General Partner may make such other arrangements for the sale of the Units as it deems appropriate including, without limitation, the execution on behalf of the Partnership of an agency agreement with Morgan Stanley Smith Barney as an agent of the Partnership for the offer and sale of the Units as contemplated in the Memorandum.

12.	Admission of Additional Partners.

After the Private Placement of the Units has been terminated by the General Partner, no additional General Partner will be admitted to the Partnership except as described in Paragraph 17(c). The General Partner may take such actions as may be necessary or appropriate at any time to offer new Units or partial Units and to admit new or substituted Limited Partners to the Partnership. All subscribers who have been accepted by the General Partner shall be deemed admitted as Limited Partners at the time they are reflected as such in the books and records of the Partnership.

13.	Special Power of Attorney.

Each Limited Partner does irrevocably constitute and appoint the General Partner, and each other person or entity that shall after the date of this Agreement become a general partner of the Partnership, with the power of substitution, as his true and lawful attorney-in-fact, in his name, place and stead, to execute, acknowledge, swear to, file and record in his behalf in the appropriate public offices and publish (a) this Agreement and a Certificate of Limited Partnership and an Application for Authority to do business in the State of New York, including amendments and/or restatements thereto; (b) all instruments which the General Partner deems necessary or appropriate to reflect any amendment, change or modification of the Partnership in accordance with the terms of this Agreement, including any instruments necessary to dissolve the Partnership; (c) Certificates of Assumed Name; (d) agency agreements with Morgan Stanley Smith Barney LLC or other affiliated or unaffiliated selling agents; (e) customer agreements with CGM or other commodity brokerage firms; and (f) advisory agreements with affiliated and unaffiliated commodity trading advisors and subscription agreements with affiliated and unaffiliated collective investment vehicles. The Power of Attorney granted herein shall be irrevocable and deemed to be a power coupled with an interest and shall survive and not be affected by the subsequent incapacity, disability or death of a Limited Partner. Each Limited Partner hereby agrees to be bound by any representation made by the General Partner and by any successor thereto, acting in good faith pursuant to such Power of Attorney and each Limited Partner hereby waives any and all defenses which may be available to contest, negate or disaffirm the action of the General Partner and any successor thereto, taken in good faith under such Power of Attorney. In the event of any conflict between this Agreement and any instruments filed by such attorney pursuant to the Power of Attorney granted in this Paragraph, this Agreement shall control.

14.	Withdrawal of a Partner.

The Partnership shall be dissolved and its affairs wound up upon the assignment by the General Partner of all of its interest in the Partnership, withdrawal, removal, bankruptcy, or any other event that causes the General Partner to cease to be a general partner under the Partnership Act (unless the Partnership is continued pursuant to Paragraph 17). The General Partner shall not withdraw from the Partnership without giving the Limited Partners ninety (90) days’ prior written notice. The death, incompetency, withdrawal, insolvency or dissolution of a Limited Partner shall not (in and of itself) dissolve the Partnership, and such Limited Partner, his estate, custodian or personal representative shall have no right to withdraw or value such Limited Partner’s interest in the Partnership except as provided in Paragraph 10 hereof. Each Limited Partner (and any assignee of such Partner’s interest) expressly agrees that, in the event of his death, he waives on behalf of himself and his estate, and he directs the legal representative of his estate and any person interested therein to waive, the furnishing of any inventory, accounting, or appraisal of the assets of the Partnership and any right to an audit or examination of the books of the Partnership; provided, however, that this waiver in no way limits the rights of the Limited Partners or their representatives to have access to the Partnership’s books and records as described in Paragraph 8 hereof.

15.	No Personal Liability for Return of Capital.

The General Partner, subject to Paragraph 16 hereof, shall not be personally liable for the return or repayment of all or any portion of the capital or profits of any Partner (or assignee), it being expressly agreed that any such return of capital or profits made pursuant to this Agreement shall be made solely from the assets (which shall not include any right of contribution from the General Partner) of the Partnership.

16.	Indemnification.

(a) The General Partner and its Affiliates shall have no liability to the Partnership or to any Partner for any loss suffered by the Partnership which arises out of any action or inaction of the General Partner or its Affiliates if the General Partner or its Affiliates in good faith determined that such course of conduct was in the best interest of the Partnership and such course of conduct did not constitute negligence or misconduct of the General Partner or its Affiliates. To the fullest extent permitted by law, the General Partner and its Affiliates shall be indemnified by the Partnership against any losses, judgments, liabilities, expenses and amounts paid in settlement of any claims sustained by them in connection with the Partnership, provided that the same were not the result of negligence or misconduct on the part of the General Partner or its Affiliates.

(b) Notwithstanding subparagraph (a) above, the General Partner and its Affiliates shall not be indemnified for any losses, liabilities or expenses arising from or out of an alleged violation of federal or state securities laws in connection with the offer or sale of Units.

(c) The Partnership shall not incur the cost of that portion of any insurance which insures any party against any liability the indemnification of which is herein prohibited.

(d) For purposes of this Paragraph 16, the term “Affiliates” shall mean any person performing services on behalf of the Partnership and acting within the scope of the General Partner’s authority as set forth in this Agreement who: (1) directly or indirectly controls, is controlled by, or is under common control with the General Partner; or (2) owns or controls 10% or more of the outstanding voting securities of the General Partner; or (3) is an officer or director of the General Partner.

(e) The provision of advances from Partnership funds to the General Partner and its Affiliates for legal expenses and other costs incurred as a result of any legal action initiated against the General Partner by a Limited Partner of the Partnership is prohibited.

(f) Any indemnification under subparagraph (a) above, unless ordered by a court, shall be made by the Partnership only as authorized in the specific case and only upon a determination by independent legal counsel in a written opinion that indemnification of the General Partner or its Affiliates is proper in the circumstances because it has met the applicable standard of conduct set forth in subparagraph (a) above.

17.	Amendments; Meetings.

(a) Amendments with Consent of the General Partner. If at any time during the term of the Partnership the General Partner shall deem it necessary or desirable to amend this Agreement (including the Partnership’s basic investment policies set forth in Paragraph 3(b) hereof), such amendment shall be effective only if approved in writing by the General Partner and, except as specified in this subparagraph (a), by Limited Partners owning more than 50% of each Class of Units then outstanding and if made in accordance with the Partnership Act. Any such supplemental or amendatory agreement shall be adhered to and have the same effect from and after its effective date as if the same had originally been embodied in and formed a part of this Agreement.

The General Partner may amend this Agreement without the consent of the Limited Partners in order (1) to clarify any clerical inaccuracy or ambiguity or reconcile any inconsistency (including any inconsistency between this Agreement and the Memorandum); (2) to delete or add any provision of or to this Agreement required to be deleted or added by the staff of any federal or state agency; or (3) to make any amendment to this Agreement which the General Partner deems advisable (including but not limited to amendments necessary to effect the allocations proposed herein) provided that such amendment is not adverse to the Limited Partners, or is required by law.

The General Partner may, however, change the trading policies in Paragraph 3(b) of this Agreement without the approval of the Limited Partners when such change is deemed to be in the best interest of the Partnership. In addition, if the General Partner determines to offer Units to the public in the future, the General Partner may amend this Agreement as necessary to effect such public offering without obtaining the consent of the Limited Partners, provided, however, that such amendments are deemed to be in the best interests of the Limited Partners. (Amendments that are consistent with the North American Securities Administrators Association’s Guidelines for the Registration of Commodity Pools will be presumed to be in the best interests of the Limited Partners.)

(b) Meetings. Upon receipt of a written request, signed by Limited Partners owning at least 10% of each Class of Units then outstanding, that a meeting of the Partnership be called to vote upon any matter which the Limited Partners may vote upon pursuant to this Agreement, the General Partner shall, by written notice to each Limited Partner of record mailed within fifteen (15) days after receipt of such request, call a meeting of the Partnership. Such meeting shall be held at least thirty (30) but not more than sixty (60) days after the mailing of such notice, and such notice shall specify the date, a reasonable place and time, and the purpose of such meeting.

(c) Amendments and Actions without Consent of the General Partner. At any meeting called pursuant to Paragraph 17(b), upon the approval by an affirmative vote (which may be in person or by proxy) of

Limited Partners owning more than 50% of each Class of Units then outstanding, the following actions may be taken: (1) this Agreement may be amended in accordance with and only to the extent permissible under the Partnership Act; (2) the Partnership may be dissolved; (3) the General Partner may be removed and a new general partner may be admitted immediately prior to the removal of the General Partner provided that the new general partner of the Partnership shall continue the business of the Partnership without dissolution; (4) if the General Partner elects to withdraw from the Partnership, a new general partner or general partners may be admitted immediately prior to the withdrawal of the General Partner provided that the new general partner of the Partnership shall continue the business of the Partnership without dissolution; (5) any contracts with the General Partner, any of its affiliates or any commodity trading advisor to the Partnership may be terminated on sixty (60) days’ notice without penalty; and (6) the sale of all of the assets of the Partnership may be approved; provided, however, that no such action may be taken unless the Partnership has been furnished with an opinion of counsel that the action to be taken will not adversely affect the liability of the Limited Partners and that the action is permitted by the Partnership Act.

(d) Continuation. Upon the assignment by the General Partner of all of its interest in the Partnership, the withdrawal, removal, bankruptcy or any other event that causes the General Partner to cease to be a general partner under the Partnership Act, the Partnership is not dissolved and is not required to be wound up by reason of such event if, (1) there is a remaining general partner who continues the business of the Partnership or (2) within ninety (90) days after such event, all remaining Partners agree in writing or vote to continue the business of the Partnership and to the appointment, effective as of the date of such event, of a successor General Partner.

18.	Governing Law.

The validity and construction of this Agreement shall be determined and governed by the laws of the State of Delaware.

19.	Miscellaneous.

(a) Priority among Limited Partners. No Limited Partner shall be entitled to any priority or preference over any other Limited Partner with regard to the return of contributions of capital or to the distribution of any profits or otherwise in the affairs of the Partnership.

(b) Notices. All notices under this Agreement, other than reports by the General Partner to the Limited Partners, shall be in writing and shall be effective upon personal delivery, or, if sent by registered or certified mail, postage prepaid, addressed to the last known address of the party to whom such notice is to be given, upon the deposit of such notice in the United States mail. Reports by the General Partner to the Limited Partners shall be in writing and shall be sent by first class mail to the last known address of each Limited Partner.

(c) Binding Effect. This Agreement shall inure to and be binding upon all of the parties, their successors, permitted assigns, custodians, estates, heirs and personal representatives. For purposes of determining the rights of any Partner or assignee hereunder, the Partnership and the General Partner may rely upon the Partnership records as to who are Partners and assignees and all Partners and assignees agree that their rights shall be determined and that they shall be bound thereby, including all rights which they may have under Paragraph 17 hereof.

(d) Captions. Captions in no way define, limit, extend or describe the scope of this Agreement nor the effect of any of its provisions.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day first mentioned above.

General Partner:

Ceres Managed Futures LLC

By:	/s/ Walter Davis
Walter Davis
President and Director

Limited Partners:

All Limited Partners now and hereafter admitted as limited partners of the Partnership pursuant to powers of attorney now and hereafter executed in favor of and delivered to the General Partner.

By: CERES MANAGED FUTURES LLC
ATTORNEY-IN-FACT

By:	/s/ Walter Davis
Walter Davis
President and Director